October 1, 2019

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

       Re: CERES Coin LLC
           Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted August 13, 2019
           CIK No. 0001734118

Dear Mr. Uchill:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A

General

1. We note your response to comment 2, particularly your analysis regarding whether the
       Tokens would be considered "equity interests," and your emphasis on whether they would represent an ownership interest in your company. Please provide us with a more thorough and detailed legal analysis as to why the Tokens, which have distribution, liquidation and voting rights, are not equity securities. Your analysis should include specific citations to, and a comprehensive discussion of, relevant statutory law, as well as any relevant
       Commission releases, no-action letters, or other materials that you deem instructive. To the extent you continue to believe that the Tokens should be considered debt securities, please provide a similarly detailed legal analysis.
2. We note your response to comment 3, which indicates that you have revised the offering
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         circular throughout to discuss the terms and functionality of the Tokens as you expect them to be upon full development and completion. Please note that the offering circular should accurately reflect the current state of your business and the securities being offered. To the extent the material terms and functionality of the Tokens are not completed at the time of filing your next amendment, you should clarify as such and highlight the prospective nature of such features. Finally, as noted in comment 3, please be advised that, since you are not eligible to conduct a delayed offering, all of the material offering terms must be established and set forth in the offering statement prior to the time of qualification. Refer to Rule 251(d)(3) of Regulation A.
3.       We note your response to comment 7. The revised version of your subscription
         agreement continues to refer readers to Section 13(o) instead of
Section 13(p) in Section
         13(o)(i). Please revise. In addition, we note that the coin agreement, token agreement and subscription agreement all provide that disputes resulting from breaches of the federal securities laws will be "commenced in any federal or state court of competent jurisdiction in Washington, DC . . . ." Please revise your offering circular to prominently and clearly
         disclose this provision, including the risks or other impacts to investors as a result of this provision and any uncertainties regarding its enforceability. Finally, please clarify if by
         "state court" in Washington, D.C., you mean "Superior Court." In this respect, we note that there is not a "state" court in Washington, D.C. We may have further comment.
4. We note your response to comment 8 regarding the applicability of our comment to the operating agreement. As noted in comment 1 above, we continue to seek additional analysis on your position that the Tokens do not represent "equity interests" and as such, we may have further comment.
5. We note your response to comment 9 and reissue the comment. It appears that your subscription agreement still states that "all hearings will take place in Washington D.C.,
         Illinois." Please revise for clarity.
Article I: About this Offering Circular; Forward-Looking Statements, page 13

6. Your disclosure in the second paragraph of this section indicates that the information in the offering circular is only as of December 7, 2018. Please update to a more recent date or advise.
Article III: Risk Factors, page 25

7. We note your response to comment 12 as well as your disclosure regarding the absence of registration under the Investment Company Act and the Investment Advisers Act as well
FirstName LastNameCharlie Uchill
       as your absences of registration as a broker-dealer or ATS. While we do not have any
Comapany NameCERES Coin LLC at this time, our decision not to issue comments should not comments about these issues
October 1, 2019 Pageto mean that we either agree or disagree with your analysis.
       be interpreted 2
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Absence of Registration as a Money Transmitting Business or Money Services Business:, page
42

8. We note your response to comment 11 and that you do not intend to register as a money transmitting business or money services business with FinCEN or any state regulatory authority. Please revise your disclosure to discuss the applicability of the FinCEN guidance on the "Application of FinCEN's Regulations to Certain Business Models
         Involving Convertible Virtual Securities" on your business. In this respect, please also address whether you have engaged with FinCEN or state regulators on the subject.
Description of the Framework, page 48

9. We note your reference to information available at a website on the Hyperledger Fabric protocol in footnote 10. The description of the material terms of the Hyperledger Fabric protocol as it applies to the description of your Framework must be in your offering circular and not referred to in another document. Please revise or advise.
Description of Proposed Transactional Coin Usage and Trading; Transaction Fees, page 50

10. Please describe how you will be able to ensure that a retail customer will be able to purchase Coins directly from you using their credit/debit cards without having the purchase rejected by the retail customer's banking institution for the reasons you describe in the offering statement as making such institutions "skittish" to be involved in this industry.
Coin Buyback/Buyback Price, page 53

11. We note your responses to comments 15, 16 and 17. We continue to be unable to agree with your analysis that the exception in Rule 102(b)(4) is available for the buyback transactions contemplated in your offering circular. In this respect, we note that it appears that if the company engages in the proposed Coin buyback plan while, at the same time, it also engages in a continuous distribution of the Coins, such activity may be inconsistent with Rule 102 of Regulation M.
Competitive Analysis, page 53

12. We note your disclosure on page 60 that a major flaw in your competitors' business models is that their digital assets, to the extent they are considered securities, are not being issued or offered in compliance with the federal securities laws, including through registration or exemption. Please provide the basis for management's belief.
Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds, page 76

13. We note that your disclosure that you may withdraw, cancel or otherwise terminate your offering without notice. Please revise to clarify that you will update your offering circular via a post-qualification amendment or supplement, depending on the facts and
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         circumstances at the time of the change. In this regard, we refer you to Rule 252(f)(2)(ii)
         and Rule 253(g)(2) of Regulation A for further guidance. We also direct you to the reporting obligations outlined in Rule 257 of Regulation A.
Required Verifications, page 77

14. We note your response to comment 22. In footnote 43, it appears that you are directing a reader to further information that is not contained in your offering circular. The description of the material terms of your AML/KYC verification must be in your offering circular and not referred to in another document.
Procedures for Purchasing Tokens: Rejection by the Comapny, page 79

15. We note your response to comment 24. Please clarify for us the basis for your statement that you will not have any liability with respect to any resulting difference between the original value of the cryptocurrency and the returned value. In this respect, we note that you retain significant discretion in determining whether to accept or reject, in full or in part, an investor's subscription and may do so for any reason. Please indicate whether you have obtained a legal opinion from counsel as to this lack of liability.
Approved Forms of Payment: Payment Mechanics: Approved Cryptocurrency, page 80

16. We note your responses to comments 25 and 26. We note your disclosure that the Final
         AC Exchange Value of an Approved Cryptocurrency will be determined at the AC
         Settlement Date rather than at the time of purchase and that the time lapse from the initial purchase and the AC Settlement Date could be several days. Considering the highly volatile nature of cryptocurrency values, please explain whether you intend to provide a purchaser with the opportunity to make a new investment decision and reaffirm his or her interest once the AC Exchange Value has been set.
17. Please include a risk factor to highlight that a decrease in in the value of Approved
         Cryptocurrency will be born by a potential purchaser and not the company. In addition, to provide us with better context for your plan of distribution, please explain to us why an investor would chose to purchase the Tokens using cryptocurrency as opposed to U.S.
         dollars given that the total amount of Tokens that the investor will ultimately receive will be based solely on the amount of U.S. dollars that you will receive in exchange for such cryptocurrency and that you will not finalize any purchase order until such exchange has occurred.
18. Please explain to us in detail why you will not be able to refund the portion of a particular purchaser's Approved Currency that is not used to purchase your Tokens.
19. Your disclosure on page 83 appears to indicate that investors will be responsible for any fees associated with exchange of the accepted cryptocurrency for U.S. dollars that Gemini will charge, however, you have not provided any detail regarding such fees, or potential range of fees, except that they are subject to fluctuation. Given that the amount of Tokens
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         that an investor will receive will be based on the Final AC Exchange Value, which is net of such fluctuating fees, it is unclear to us how your proposed offering price will be set "at a fixed price" as required by Rule 251(d)(3)(ii) of Regulation A. Please provide us with your detailed legal analysis as to how your proposed pricing structure as it relates to the acceptance of cryptocurrency is in compliance with Rule 251(d)(3)(ii). Additional Advertising, page 84

20. We note your response to comment 27. Please delete the following language, "and prospective Token purchasers must read and rely on the information provided herein and therein in connection with their decision to purchase a Token." Please note that it is inappropriate to require an investor to represent that it has read the offering materials.
Permitted Transfers: Secondary Trading, page 84

21. We note your response to comment 19, however, you have not revised all instances wherein you discuss the potential secondary trading or offer of the Tokens on one or more
         Token Trading Platforms. Please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of the
         Tokens in all instances in your offering circular wherein you discuss the potential secondary trading or offer of the Tokens. For example only, we note that the "Plan of
         Distribution" paragraph that appears in your "Offering Summary" section should be revised in compliance with this comment.
Form of Tokens; Protocol; Validation, page 114

22. Please provide additional detail about the KoreProtocol upon which the Tokens are built, such as any conventions or standards to which KoreProtocol tokens must adhere. In addition, please clarify if there is a potential for any modifications to the Tokens and the underlying KoreProtocol that could occur after delivery and if so, by whom (e.g., the company, KoreConX or third parties) and whether such modifications could remove or adversely impact any of the rights of token holders. If such material modifications to the
         Tokens could occur, please clarify whether such changes could result in a new security being created and an exchange of the new security for the existing Tokens. Address how such an exchange would be made and whether the exchange would be registered under the
         Securities Act.
Equity Rights/Voting Rights/Information Rights, page 116

23. The second bullet point in this section indicates that the Tokens have no voting rights, however, later in this section, you list the matters that would require the affirmative
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       consent of a majority of token holders. Given that there are voting rights, albeit limited,
Comapany NameCERES Coin LLC is confusing to also describe them as having no voting associated with the Tokens, it
October 1, 2019 Pagerevise accordingly.
       rights. Please 5
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Record Keeping; Token Ledger; Transfer Agent, page 123

24. Please revise to clarify if KoreConX is a registered transfer agent. Please also clarify that to the extent you elect to replace the transfer agent that you will also update the offering circular via either a supplement or a post-qualification amendment, depending on the facts and circumstances at the time.
Article XV: Financial Statements, page 130

25. Consistent with your response to comment 32, please revise to update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A as / when they are completed.
       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               CF Office of
Finance